SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2

(Amendment No.     )*

Teladoc, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

87918A105

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HLM Venture Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 4,980,468 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 4,980,468 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,980,468 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.95%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HLM Venture Associates II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,980,468 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,980,468 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,980,468 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.95%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Edward Cahill
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,980,468 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,980,468 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,980,468 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.95%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Peter Grua
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,980,468 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,980,468 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,980,468 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.95%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1(a).	Name of Issuer:

Teladoc, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2 Manhattanville Road, Suite 203, Purchase, NY 10577.

Item 2(a).	Name of Persons Filing:

HLM Venture Partners II, L.P. (“HLM II”), HLM Venture Associates II, LLC (“HLM II GPLLC”), Edward Cahill (“Cahill”), and Peter Grua (“Grua”) (each, a “Reporting Person” and collectively, the “Reporting Persons.”) HLM II GPLLC is the sole general partner of HLM II. Cahill and Grua (collectively, the “Class A Members”) are all of the Class A Members of HLM II GPLLC.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The business address for each Reporting Person is 222 Berkeley Street, 20th Floor, Boston, MA 02116.

Item 2(c).	Citizenship:

HLM II is a limited partnership organized under the laws of the State of Delaware. HLM II GPLLC is a limited liability company organized under the laws of the State of Delaware. Each of Cahill, and Grua is a United States Citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share (“Common Stock”).

Item 2(e).	CUSIP Number:

87918A105.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned: HLM II is the record owner of 4,980,468 shares of Common Stock (the “Record Shares”). As the general partner of HLM II, HLM II GPLLC may be deemed to own beneficially the Record Shares. As the Class A Members of HLM II GPLLC, each of the Class A Members also may be deemed to own beneficially the Record Shares.

(b)	Percent of Class: See Line 11 of the cover sheets. The percentages relating to beneficial ownership of Common Stock are based on 38,453,687 shares of Common Stock outstanding as of October 31, 2015 as reported in the Issuer’s most recent Form 10-Q filed on November 2, 2015.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: see line 5 of cover sheets.

(ii)	shared power to vote or to direct the vote: see line 6 of cover sheets.

(iii)	sole power to dispose or to direct the disposition: see line 7 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: see line 8 of cover sheets.

Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable. This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2016

HLM VENTURE PARTNERS II, L.P.

By:	HLM Venture Associates II, LLC, its general partner

By:	/s/ Edward Cahill
Title: Class A Member

HLM VENTURE ASSOCIATES II, LLC

By:	/s/ Edward Cahill
Title: Class A Member

/s/ Edward Cahill
Edward Cahill

/s/ Peter Grua
Peter Grua

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Teladoc, Inc.

Date: February 12, 2016

HLM VENTURE PARTNERS II, L.P.

By:	HLM Venture Associates II, LLC, its general partner

By:	/s/ Edward Cahill
Title: Class A Member

HLM VENTURE ASSOCIATES II, LLC

By:	/s/ Edward Cahill
Title: Class A Member

/s/ Edward Cahill
Edward Cahill

/s/ Peter Grua
Peter Grua